UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DAY ONE BIOPHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

SERVIER DETROIT INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

SERVIER PHARMACEUTICALS LLC

(Names of Filing Persons (Parent of Offeror))

an indirect wholly owned subsidiary of

SERVIER S.A.S.

(Names of Filing Persons (Parent of Offeror))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

23954D109

(CUSIP Number of Class of Securities)

Deniz Razon

Chief Business Officer

Servier Pharmaceuticals LLC

200 Pier Four Boulevard

7th Floor

Boston, MA 02210

Telephone: (800) 807-6124

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Piotr Korzynski

Michael S. Pilo

Michael F. DeFranco

Michelle Carr

Baker & McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

Telephone: (312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed by Servier S.A.S., a French société par actions simplifiée (“Servier”), Servier Pharmaceuticals LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Servier (“Parent”), and Servier Detroit Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser” and together with Servier and Parent, the “Servier Parties”), on March 26, 2026. The Schedule TO relates to the offer by the Servier Parties for all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Day One Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), upon the terms and subject to the conditions set forth in Offer to Purchase, the related Letter of Transmittal and the related Notice of Guaranteed Delivery, each as defined in the Schedule TO, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to amend and supplement the Item set forth below.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Integration Presentation.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2026	SERVIER DETROIT INC.

/s/ David Lee
Name: David Lee
Title: President and Secretary

SERVIER PHARMACEUTICALS LLC

/s/ David Lee
Name: David Lee
Title: Chief Executive Officer

SERVIER S.A.S.

/s/ Olivier Laureau
Name: Olivier Laureau
Title: President